                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
-------------------------------------------------------------------
             FORM 5                                                                                           OMB APPROVAL
-------------------------------------------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0362
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 1.0
[ ] FORM 3 HOLDINGS REPORTED
[ ] FORM 4 TRANSACTIONS REPORTED
--------------------------------


1. Name and Address of Reporting Person *

Aboodi                      Oded
   (Last)                   (First)                 (Middle)

c/o Alpine Equity Partners L.P., 1285 Avenue of the Americas, 21st Floor
                            (Street)

New York                    NY                        10019
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Platinum Entertainment, Inc./PTET

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

December 1998

5. If Amendment, Date or Original (Month/Year)


6. Relationship of Reporting Person to Issuer  (Check all applicable)

              Director                     X(5   10% Owner
       -----                              -----
              Officer (give title                Other
       -----           below)             -----  (specify
                                                  below)

       --------------------------------------------

7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- ------------  -----------
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- ------------  -----------
                                                                                                                              (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 9-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                     Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                        Code           (A)           (D)       Date         Expira-
                                                                                                               Exer-        tion
                                                                                                               cisable      Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Common Stock Purchase
Warrant                                      (1)           (2)          J(2)           (2)                        (3)         (3)
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
                          2,016,000
     Common Stock                (2)         (2)            (2)             I             (4)
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) Common Stock underlying the Common Stock Purchase Warrant (the "Warrant") may be purchased at a price (the "Exercise Price") equal to the lesser of (i) $6.25 per share of Common Stock (the "Initial Warrant Exercise Price") and (ii) 82.5% of the average of the daily closing price per share of Common Stock for the 30 consecutive trading days following the public release by Platinum Entertainment, Inc. (the "Company") of its consolidated earnings statement for the 1998 fiscal year. Notwithstanding the foregoing, if at any time prior to the expiration of the Thirty Day Period, no shares of the Company's Series B Convertible Preferred Stock remain outstanding, the Exercise Price will be the Initial Warrant Exercise Price.

(2) The Warrant was acquired by MAC on December 12, 1997 pursuant to the terms of the Investment Agreement (the "Investment Agreement"), dated December 12, 1997, among the Company, MAC Music LLC ("MAC") and SK-Palladin Partners, LP. The acquisition was previously reported by the Reporting Person on a Form 3 pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended. Such Form 3 reported that the Warrant was initially exercisable into one million eight hundred thousand (1,800,000) shares of Common Stock, subject to adjustment under certain circumstances. Pursuant to the terms of the Warrant, on each anniversary of the date of issuance of the Warrant, if any shares of the Company's Series B Convertible Preferred Stock remain outstanding, then upon each such anniversary, the number of shares of Common Stock issuable upon exercise of the Warrant is increased by an amount equal to 12% of the number of shares of Common Stock issuable upon exercise of the Warrant (each such 12% increase, a "Conditional Annual Increase") (calculated without giving effect to any prior Conditional Annual Increase). As of December 12, 1998, shares of the Company's Series B Convertible Preferred Stock remained outstanding and, accordingly, on December 12, 1998, the Warrant became exercisable into an aggregate of two million sixteen thousand (2,016,000) shares of Common Stock, subject to adjustment under certain circumstances. Thus, the change in beneficial ownership with respect to Common Stock issuable upon exercise of the Warrant reported herein reflects the increase in the number of shares of Common Stock issuable upon exercise of the Warrant as described above.

(3) The Warrant is exercisable at any time on or after December 12, 1997 until October 31, 2007.

(4) Owned by MAC. The Reporting Person, in his capacity as an executive officer of Alpine Equity Partners L.L.C. ("AEP, LLC"), which is the general manager of Alpine Equity Partners L.P. ("AEP, LP"), which is a managing member of MAC, shares voting and investment discretion with the other executive officers of AEP, LLC with respect to securities beneficially owned by AEP, LLC and, therefore, may be deemed to be the beneficial owner of securities owned by MAC. The Reporting Person disclaims beneficial ownership of such securities, except to the extent of his indirect pecuniary interest in MAC through his pecuniary interest in AEP, LP.

(5) The Reporting Person disclaims beneficial ownership of any securities owned by MAC, except as provided in Note 4 above.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


          /s/ Oded Aboodi                               February 11, 1999
-----------------------------------------------       ---------------------
    **Signature of Reporting Person                           Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Page 2
SEC 2270 (9-96)